Filed pursuant to Rule 424(b)(3)

SEC Registration No. 333-129938

THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION – The Prospectus of Global ePoint, Inc., Inc. consists of this sticker, the Prospectus dated December 5, 2005, and Supplement No. 1 dated July 25, 2006. Supplement No. 1 contains updated information regarding the selling stockholders.

SUPPLEMENT NO. 1

DATED JULY 25, 2006

TO THE PROSPECTUS DATED DECEMBER 5, 2005

OF GLOBAL EPOINT, INC.

This Supplement No. 1 amends the Prospectus dated December 5, 2005, and made part of that certain Registration Statement on Form S-3 filed on November 23, 2005. That Prospectus related to the resale of shares of our common stock underlying certain securities issued in connection with our Series D Convertible Preferred Stock held by the selling stockholders named therein. In May 2006, one of the selling stockholders, Omicron Master Trust, transferred a portion of its shares of Series D Convertible Preferred Stock and related warrants to Rockmore Investment Master Fund, Ltd., a fund under common control with Omicron. The purpose of this Supplement is to amend the tabular presentation of the shares ownership of the selling stockholders located in the section of the Prospects entitled, “Selling Stockholders,” in order to give effect to the transfer of the shares from Omicron to Rockmore, and to update the Selling Stockholder table to reflect information known to us as of May 30, 2006. Accordingly, this Supplement No. 1 amends the above-referenced Prospectus as follows:

The following table sets forth certain information known to us as of May 30, 2006 and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of the Company’s common stock by the selling stockholders. The table assumes the conversion of all shares of the Company’s convertible preferred stock outstanding as of May 30, 2006. The share amounts under the column, “Number of shares being offered” consist of the shares of our common stock underlying the Series D Preferred Stock, the warrants issued in connection with the Series D financing described above, and the warrants issued to H.C. Wainwright. The share amounts under the column, “Shares beneficially owned before the offering” also include securities held by the selling stockholders in addition to the shares relating to the Series D financing.

The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. The table below assumes that each selling stockholder exercises all of its warrants and sells all of the shares issued upon exercise thereof, and that each selling stockholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares beneficially owned before the offering			Number of shares being offered	Shares beneficially owned after offering
Name of beneficial owner	Number		Percentage		Number	Percentage
Iroquois Master Fund Ltd.	7,280,457	(1)	28.79%	1,496,396	5,784,061	23.34%
Omicron Master Trust	1,022,387	(2)	4.74%	184,760	837,627	3.89%
Smithfield Fiduciary LLC	1,099,703	(3)	5.07%	180,290	919,413	3.59%
Nite Capital LP	769,293	(4)	3.59%	108,174	661,119	3.09%
The Tail Wind Fund, Ltd.	271,052	(5)	1.29%	108,174	162,878	*
Rockmore Investment Master Fund, Ltd.	422,673	(6)	1.99%	85,673	337,000	1.59%
H.C. Wainwright & Co.	123,558		*	123,558	0	0%

*	Less than 1%

(1)	Includes 997,597 shares underlying the Series D Preferred Stock. Also includes 843,981 shares issuable upon the exercise of warrants at an exercise price of $3.58 per share, 641,657 shares issuable upon the exercise of warrants at an exercise price of $2.76 per share, and up to 2,133,465 shares issuable upon the exercise of warrants at an exercise price of $0.01 per share. In addition, includes 431,251 shares beneficially held by Iroquois Capital, LP. Joshua Silverman has voting and investment control over the securities held by Iroquois Capital, LP and Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital, LP and Iroquois Master Fund Ltd.

(2)	Includes 123,173 shares underlying the Series D Preferred Stock. Also includes 25,000 shares issuable upon the exercise of warrants at an exercise price of $6.91 per share, 104,211 shares issuable upon the exercise of warrants at an exercise price of $3.58 per share, 92,091 shares issuable upon the exercise of warrants at an exercise price of $2.76 per share, and up to 291,637 shares issuable upon the exercise of warrants at an exercise price of $0.01 per share. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment management to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”); Omicron Capital, Inc., a Delaware corporation, (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron, and, as of June 26, 2006, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person, or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation, 13D-G) controls Omicron and Winchester.

(3)	Includes 120,193 shares underlying the Series D Preferred Stock. Also includes 101,685 shares issuable upon the exercise of warrants at an exercise price of $3.58 per share, 149,383 shares issuable upon the exercise of warrants at an exercise price of $2.76 per share, and up to 415,105 shares issuable upon the exercise of warrants at an exercise price of $0.01 per share. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glen Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(4)	Includes 72,116 shares underlying the Series D Preferred Stock. Also includes 61,015 shares issuable upon the exercise of warrants at an exercise price of $3.58 per share, 80,701 shares issuable upon the exercise of warrants at an exercise price of $2.76 per share, and up to 229,482 shares issuable upon the exercise of warrants at an exercise price of $0.01 per share. Keith Goodman, Manager of the General Partner of Nite Capital, LP has voting control and investment discretion over securities held by Nite Capital, LP. Mr. Goodman disclaims beneficial ownership of the shares held by Nite Capital, LP.

(5)	Includes 72,116 shares underlying the Series D Preferred Stock, and 36,058 shares issuable upon the exercise of warrants at an exercise price of $4.33 per share. Also includes 53,572 shares issuable upon the exercise of warrants at an exercise price of $3.50 per share relating to a prior financing. Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”) is the investment manager for The Tail Wind Fund Ltd., and David Crook is the Chief Executive Officer and controlling shareholder of TWAM. Each of TWAM and David Crook expressly disclaims any equitable or beneficial ownership of the shares being registered hereunder and held by The Tail Wind Fund Ltd.

(6)	Includes 57,115 shares underlying the Series D Preferred Stock. Also includes 48,316 shares issuable upon the exercise of warrants at an exercise price of $3.58 per share, 42,697 shares issuable upon the exercise of warrants at an exercise price of $2.76 per share, and up to 135,214 shares issuable upon the exercise of warrants at an exercise price of $0.01 per share.

Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with our company or any of its subsidiaries within the past three years and the selling stockholders possess sole voting and investment power with respect to the shares shown. No selling stockholder is a broker-dealer, or an affiliate of a broker-dealer.